Mail Stop 3561

June 29, 2006

Robert Coallier, Senior Vice President,
  Chief Financial Officer and Secretary
Dollarama Group L.P.
Dollarama Corporation
Québec H4P 1M2
CANADA

> **Re: Dollarama Group L.P.**
> **Registration Statement on Form S-4**
> **Filed May 30, 2006**
> **File No. 333-134550**

Dear Mr. Coallier:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Cover page

1. As currently represented, the offer could be open for less than 20 full business days due to the 5:00 p.m. expiration time instead of an expiration time of midnight on what ultimately may be the twentieth business day following commencement. See Question and Answer Eight in Exchange Act Release No. 16623 (March 5, 1980). Please confirm that the offer will be open at least through midnight on the twentieth business day. See Rule 14d-1(g)(3).

Prospectus Summary, page 1
Our Business, page 1

2. The summary section should use clear and concise language to convey the basics
    of the transaction.   Please revise to remove defined terms, remove extraneous
    information better suited to another section of the prospectus to present the
    information in brief, summary fashion.

3. Please provide third-party independent research to support your claim that
    Dollarama is "the leading operator of dollar discount stores in Canada."
    Alternatively, please remove the claim if you are unable to substantiate.

4. Your summary section should include a balanced portrayal of facts. You may
    wish to include in your summary a balanced discussion of net income for the
    periods discussed. You also discuss compound annual growth in your stores, but
    do not explain the significance of the compound annual growth. Please also
    briefly discuss what your "direct import program" entails. Other areas you may
    wish to discuss include the control Bain exerts over the company and the high
    levels of company debt. Please provide more balance to your summary section.

The Exchange Offer, page 27
Expiration Date; Extensions; Amendments, page 28

5. We note your reservation of the right to amend the terms of the offer. Please
    revise to indicate that, in the event of a material change in the offer, including the
    waiver of a material condition, you will extend the offer period if necessary so
    that at least five business days remain in the offer following notice of the material
    change.

Unaudited Pro Forma Financial Data, page 37

6. With reference to footnote (3)(a), please disclose how you determined the interest
    rate used in computing pro forma interest expense related to the term loan B
    borrowings. If the interest rate does not reflect current interest rates, please tell us
    in detail why you believe the interest rate you use is more appropriate in the
    circumstances. Also, if you continue to use a rate other than the current interest
    rate, please provide prominent disclosure of the basis of presentation and the
    anticipated effects of the current interest rate environment in the introduction to
    the pro forma financial statements.

Selected Historical Combined and Consolidated Financial Data, page 39

7. The non-GAAP measure you call EBITDA includes reconciling items that are not
    included when arriving at EBITDA, as defined, such as the amounts for "foreign
    exchange loss on derivative financial instruments and long-term debt." By

definition, the only adjustments to net income that should be included as reconciling items to arrive at EBITDA are those for interest, income taxes, depreciation and amortization. Please re-title the non-GAAP measure here and elsewhere throughout the filings to more accurately describe what it actually represents. Refer to Question 14 of our "Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures," issued June 13, 2003 and available on our website at www.sec.gov.

8. Please revise your disclosure regarding the non-GAAP EBITDA measure here and elsewhere throughout the filing to comply with the requirements of Item 10(e) of Regulation S-K. Specifically, please disclose:

   - The manner in which management uses the non-GAAP measure to conduct or evaluate the business;
   - The economic substance behind management's decision to use the measure; and
   - The manner in which management compensates for the material limitations associated with the measure as compared to the use to the most directly comparable GAAP financial measure.

   Refer to Question 8 of the "Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures."

9. You disclose that EBITDA should not be considered as an alternative to or more meaningful than amounts determined in accordance with Canadian GAAP including operating income as an indicator of operating performance or cash flows from operations as a measure of liquidity. Operating income is not considered the most directly comparable GAAP financial measure of operating performance since EBITDA includes adjustments for items that are not included in operating income. Please revise accordingly. Refer to question 15 in the "Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures." Also, since you refer to EBITDA as a measure of liquidity, please also reconcile EBITDA to cash flows from operating activities. Further, present cash flows from operating, investing and financing activities together with the non-GAAP liquidity measure. Refer to Question 12 in the "Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures." Please similarly revise your disclosures in Summary Historical Combined and Consolidated Financial Data on page 10.

10. Please expand your disclosure in Note (7) on page 41 to include how you treat relocated stores or expansions in the square footage of stores in the computations of comparable store sales growth, as well as stores that were closed during the period. Please also similarly revise the footnote on page 12.

11. Please remove the column representing the combined financial data of the predecessor and successor for the year ended March 31, 2006.

Management's Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations, page 47

12. You disclose on page 43 that the primary drivers of your comparable store sales performance are store expansions and relocations, changes in store traffic and the average number of items purchased by customers per visit. Please quantify to the extent practicable the impact of these drivers on comparable store sales growth in your discussions of sales and consider presenting additional operating statistics such as sales per square foot and average sales per customer visit so that an investor may better understand the underlying reasons for your comparable store sales growth.

13. Please quantify in dollars, sales attributable to new stores opened during the year, the incremental full year effect of stores opened in the prior year and the increase in same store sales in your discussions of sales so that investors better understand the portion of the overall change in store sales from year to year that relates to each of the factors you identify. Refer to Item 303(a)(3) of Regulation S-K.

14. You disclose various factors that contributed to the increases in general, administrative and store operating expenses for each of the years presented, but do not quantify their impact. Please revise to quantify in dollars to the extent practicable the incremental impact of each factor identified on the overall change in the line item. See Item 303(a)(3) of Regulation S-K.

Liquidity and Capital Resources
Contractual Obligations, page 53

15. Please revise your tabular presentation to include purchase obligations and other long-term liabilities reflected on your balance sheet or disclose why these obligations are excluded from the table. Please refer to Item 303(a)(5) of Regulation S-K.

Description of Notes, page 79
General

16. Your Description of Notes section contains many defined terms and large portions of the Indenture inserted into this section. Please revise to describe the salient features of the notes in clear and concise language.

Combined and Consolidated Financial Statements, page F-1

17. Please update to include unaudited interim financial statements in accordance with Rule 3-12 of Regulation S-X. Likewise, please update financial information presented throughout the filing through the most recent balance sheet date.

18. Please include the financial statements of each guarantor of the Exchange Notes in accordance with Rule 3-10 of Regulation S-X or disclose the information required by Rule 3-10(f) of Regulation S-X as applicable.

Notes to Consolidated Financial Statements

19. Please revise to include a brief description of the principles followed in determining the inclusion or exclusion of subsidiaries and variable interest entities. Please see Article 3A-03 of Regulation S-X.

20. We note that the predecessor companies consolidated S. Rossy Investments, Inc. under the provisions of FIN 46(R) under US GAAP. We also note that S. Rossy Inc. had furnished an unlimited guarantee with respect to the indebtedness of S. Rossy Investments, Inc. and leased its head office, distribution center and 4 stores from S. Rossy Investments Inc. In addition, we note that you presently lease 11 stores and 3 warehousing and distribution centers directly or indirectly from members of the Rossy family. Please tell us:

- whether you assumed the guarantee obligation in the acquisition of S. Rossy Inc.;
- whether you acquired the operating leases with respect to the head office, distribution center and 4 stores owned by S. Rossy Investments Inc. in the acquisition of S. Rossy Inc.;
- the significant terms of the lease agreements with the members of the Rossy family and S. Rossy Investments Inc. and whether you have guaranteed the residual values of the leased assets or have options to acquire the leased assets at specified terms;
- why or why not S. Rossy Investments Inc. and the lessors who are members of the Rossy family are variable interest entities; and
- why or why not your variable interests in S. Rossy Investments Inc. and the lessors who are members of the Rossy family and which are variable interest entities do not absorb a majority of the expected losses, receive a majority of the expected residual returns or both.

Note 2. Summary of Significant Accounting Policies, page F-7

21. Please disclose the types of costs and expenses included in general, administrative and store operating expenses.

22. Please disclose the total amount of advertising expense incurred for each period presented. Refer to paragraph 49(c) of SOP 93-7.

Goodwill, page F-8

23. Please disclose when you perform the annual goodwill impairment test required by paragraph 26 of SFAS 142.

Stock-Based Compensation, page F-10

24. Please tell us whether stock-based compensation expense recognized under the accelerated expense attribution method represents the same amount that would be recognized using the graded vesting attribution method described in paragraphs 42 and 99A of SFAS 123(R). If not, please explain the accelerated expense attribution method to us.

Revenue Recognition, page F-11

25. Please disclose your accounting policies regarding sales returns.

Vendor Rebates, page F-11

26. Please clarify when you earn and record vendor rebates and whether you recognize vendor rebates or credits at the time you achieve targeted purchase volumes or when you recognize the underlying purchase transactions. If the latter, please tell us how you estimate the volume rebates recognized. In addition, please tell us if you receive any other cash consideration from vendors such as cooperative advertising allowances. If so, please disclose your accounting policies and the amounts, if any, recognized as a reduction of operating expenses as opposed to cost of sales for each period presented. Please refer to EITF 02-16.

Note 3. Business Acquisition, page F-11

27. It appears that the acquisition S. Rossy Inc. and Dollar A.M.A. Inc. was a highly leveraged transaction based on the disclosure on page 34. Please tell us what consideration you gave to accounting for the transaction under US GAAP in accordance with the guidance in EITF 88-16. In doing so, tell us why you believe the transaction was not a highly leveraged transaction and EITF 88-16 does not apply.

28. Please disclose the factors that contributed to a purchase price that resulted in the recognition of goodwill. It appears that you may not have identified all intangible assets that meet the criteria for recognition apart from goodwill in paragraph 39 of SFAS 141. Please tell us the process you used to identify all intangible assets including those related to supplier relationships and customer relationships. Please also tell us how you determined the fair value of the trade name, favorable and unfavorable lease agreements and covenants not to compete.

Note 4. Property and Equipment, page F-12

29. Please disclose the cost and accumulated amortization of property and equipment for each period presented.

Note 5. Other Intangibles, page F-13

30. Please disclose the gross carrying amount accumulated amortization of intangible assets for each year presented. Please refer to paragraph 45a. of SFAS 141. Please also disclose the weighted-average amortization period for each intangible asset category.

Note 7. Long-Term Debt, page F-13

31. Please disclose the significant financial covenants of your revolving credit facility and term bank loans and whether you are in compliance with the covenants as of January 31, 2006. Please also disclose the repercussions of not meeting the financial covenants contained in your debt agreements and the existence of any cross-default provisions. Refer to Rule 4-08(c) of Regulation S-X.

32. We note that you are restricted from paying dividends under the covenants of your senior secured credit facility and redeemable senior subordinated notes. Please revise to disclose the specific nature of the restrictions on your ability to pay dividends as required by Rule 4-08(e)(1) of Regulation S-X. Also, please tell us if there are any specific restrictions on the ability of your subsidiaries to transfer funds to you in the form of loans, advances or cash dividends without the consent of a third party. If so, please provide us with the detailed computations you performed demonstrating that restricted assets do not exceed the 25% threshold set forth in Rule 4-08(e)(3) of Regulation S-X. If restricted assets exceed the 25% threshold, please disclose the information required by Rule 4-08(e)(3) of Regulation S-X and Schedule I, as required by Rule 5-04 of Regulation S-X.

33. Please disclose the significant terms of your obligation to prepay the term bank loans if certain financial ratios are achieved.

34. Please disclose the terms and interest rate on the senior subordinated loan repaid during the year. Refer to Rule 5-02(22) of Regulation S-X.

Note 10. Derivative Financial Instruments, page F-17

35. It appears that fair value of the three non-hedging swaps disclosed in the third paragraph on page F-18 should be recorded as an increase as opposed to a reduction of foreign exchange loss on derivative financial instruments and long-term debt in the consolidated statement of earnings. Please advise.

36. Please disclose the derivative instruments that are designated as fair value hedging instruments and cash flow hedging instruments under U.S. GAAP. Please also disclose the net gain or loss recognized in earnings representing the

amount of the hedges' ineffectiveness and the component of the derivative
instruments' gain or loss, if any, excluded from the assessment of hedge
effectiveness during the periods presented. Please refer to paragraph 45b. of
SFAS 133. In addition, please disclose the net amount of reclassifications of
accumulated other comprehensive income into earnings. Please refer to
paragraphs 18-20 of SFAS 130.

37. It appears that the foreign currency swap agreements disclosed on page F-19 are
designated as cash flow hedges under US GAAP. Please explain to us why only a
portion of the fair value of these swaps is deferred in other comprehensive
income.

38. Please provide us with a reconciliation of the foreign exchange losses and gains
on derivative financial instruments and long-term debt disclosed in Notes 7 and
10 to the amounts reported in the consolidated statements of earnings for each
period presented.

Note 12. Stock-Based Compensation, page F-20

39. Please explain to us why the valuation technique or model used in the
independent appraisal to estimate the fair value of your stock option awards
complies with the measurement objective and other requirements of SFAS
123(R), is based on established principles of financial economic theory and
generally applied in that field and reflects all substantive characteristics of the
awards. Please refer to paragraph A8 of SFAS 123(R). In doing so, please tell us
how the model takes into account the minority shareholder discount and estimated
liquidation event horizon in estimating the expected term of the awards.

40. Please explain to us why your accounting treatment related to awards with
performance conditions complies with the guidance in paragraphs 44 and 49 of
SFAS 123(R).

41. Please tell us the current prices of the underlying common and class B preferred
shares used in estimating the fair values of stock option awarded in 2005 and the
basis for the current prices. In that regard, please tell us if the current prices were
based on contemporaneous independent valuations.

42. Please disclose the remaining contractual term of options outstanding, the
aggregate intrinsic value of options expected to vest and the remaining contractual
term and aggregate intrinsic value of options exercisable at the date of the most
recent balance sheet. Please refer to paragraph A240d. of SFAS 123(R). Please
also disclose the total compensation cost related to nonvested awards not yet
recognized and the weighted-average period over which it is expected to be
recognized as of the most recent balance sheet date. Please refer to paragraph
A240h. of SFAS 123(R).

Exhibits
Exhibit 5.1 Legality opinion

43. The legality opinion filed appears to be a form of the opinion. Please note that you must include an executed and unqualified legality opinion prior to effectiveness with appropriate date, file numbers and signatures. Please also note that the requirement to date applies also to Exhibits 5.2 and 5.3.

44. Your opinion must opine on the legality of the notes and guarantees under the laws of the state that govern the Indenture. Please revise the opinion to comply. Additionally, if you intend to rely on the opinions of Stikeman Elliott and Stewart McKelvey, please state so.

Exhibit 99.1 Letter of Transmittal

45. Delete the language in the letter of transmittal requiring the note holder to acknowledge or certify that he/she has "read" all of the terms of the exchange offer.

* * * * *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

· should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

· the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

· the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Millwood Hobbs, Staff Accountant, at (202) 551-3241 or William Thompson, Assistant Chief Accountant, at (202) 551-3344 if you have questions regarding comments on the financial statements and related matters. Please contact Lisa Beth Lentini, Attorney-Advisor, at (202) 551-3334, David Mittelman, Branch Chief, at (202) 551-3214, or me at (202) 551-3720 with any other questions.

Sincerely,

H. Christopher Owings
Assistant Director

Cc: Karl Marcellino
        Ropes & Gray LLP